FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2 Date of Material Change

July 19, 2022.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on July 19, 2022.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

July 20, 2022.

SCHEDULE "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

July 19, 2022

HIVE Achieves Record Annual Revenue Ended March 31, 2022 of $211 Million and Earnings of $79 Million with a 545% Growth in BTC Mining Hashrate

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE: HBFA.F) (the "Company" or "HIVE") announces its results for the full year ended March 31, 2022 (all amounts in US dollars, unless otherwise indicated).

Revenue was $211.2 million this fiscal year, a 212% increase from the prior year. Record net income of $79.6 million, up significantly from $24.1 million a year earlier. Basic income per share grew 191% to $1.02 from $0.35 during the prior year. Gross mining margin1 expanded to $163.9 million, from $51.1 million last year. Even with financings during the year and the acquisition and expansion of our New Brunswick facility, our growth in revenue and net income was accretive on a per share basis.

These great gains in our revenues and earnings are a result of the immense growth of HIVE during a key time in the evolution of cryptocurrency mining. HIVE grew from approximately 310 PH/s of Bitcoin mining and 2,700 GH/s of ETH mining as of March 31, 2021, to a milestone hashrate of 2 Exahash (or 2,000 PH/s) and approximately 6,100 GH/s of ETH mining in March 2022. This is a 545% growth in BTC mining hashrate and 225% growth in ETH mining hashrate year over year.

The Company was one of the top publicly traded mining companies measured by value of cryptocurrency mined in the calendar year 2021 (ending December 31, 2021) with a Bitcoin Equivalent of 4,032 BTC mined. Furthermore, in considering the total cryptocurrency mined in the Company's fiscal year ending March 31, 2022, HIVE mined 2,368 Bitcoin and 32,397 Ethereum equivalent from GPU hashrate (which includes 31,840 Ethereum plus other GPU minable coins), which is equivalent to an additional 2,143 Bitcoin Equivalent mined from HIVE's GPU hashrate, for a total value of cryptocurrency mined of approximately 4,511 Bitcoin Equivalent mined this fiscal year of 2022.

"Fiscal 2022 was an incredible year for HIVE. Despite the effects of COVID-19 such as global logistics and inflation we have achieved record results on a per share basis and continued to increase our Ethereum and Bitcoin mining capacity, without taking risks to stake our BTC or ETH to earn a yield on our assets," said Frank Holmes, Executive Chairman of HIVE. Mr. Holmes added "We are also proud that during the year we were able to pay down our debt by over $5.5 million."

Fiscal Year 2022 Highlights

• Generated revenue of $211.2 million, with a gross mining margin1 of $163.9 million

• Mined 2,368 Bitcoin and 32,397 Ethereum equivalent from GPU hashrate (including 31,840 Ethereum) during the year ended March 31, 2022

• Earned net income of $79.6 million for the year

• Working capital increased by $76.5 million during the year ended March 31, 2022

• Digital currency assets of $170.0 million, as at March 31, 2022

__________________________________________
1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three months and year ended March 31, 2022 will be accessible on SEDAR at www.sedar.com under HIVE's profile and on the Company's website at www.HIVEblockchain.com.

Fiscal 2022 Financial Review

For the fiscal year ended March 31, 2022, revenue was $211.2 million, an increase of approximately 212% from the prior year primarily due to an increase in the production of Ethereum and Bitcoin stemming from mining expansion.

Gross mining margin1 during the year was $163.9 million, or 78% of revenue, compared to $51.1 million, or 76% of revenue, in fiscal 2021. The improvement was primarily due to the acquisition and expansion of our New Brunswick Datacentre in April 2021 which has resulted in a significant increase in Bitcoin hashpower and Bitcoin rewards earned compared to the prior year. The Company's gross mining margin from digital currency mining is partially dependent on external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, as well as the market price of digital currencies.

Net income during fiscal 2022 was $79.6 million, or $1.02 per share, compared to a net income of $24.1 million, or $0.35 per share, in fiscal 2021. The improvement was driven primarily by the improvement in gross mining margin1, higher Ethereum and Bitcoin prices, additional hashpower from our New Brunswick facility, gains on the sale of digital currencies, and foreign exchange.

	Q4 2022	Q3 2022	Q2 2022	Q1 2022
		Restated	Restated	Restated

Revenue	$49,783,515	$68,844,789	$53,573,052	$38,982,673
Operating and maintenance	(26,910,860)	(6,526,317)	(7,593,349)	(6,220,684)
Depreciation	(35,503,723)	(14,992,288)	(9,626,529)	(6,899,182)
	(12,631,068)	47,326,184	36,353,174	25,862,807

Gross mining margin	22,872,655	62,318,472	45,979,703	32,761,989
Gross mining margin % (1)	46%	90%	86%	83%
Gross margin %	-25%	68%	67%	65%

Revaluation of digital currencies (2)	1,082,011	(1,083,669)	1,702,190	(1,675,953)
Gain (loss) on sale of digital currencies	(30,908)	(7,061)	7,782	81,469

Share based compensation	(1,279,573)	(1,672,614)	(1,478,637)	(2,322,426)
General expenses	(4,313,365)	(1,691,676)	(2,633,025)	(2,314,873)
Foreign exchange gain (loss)	6,333,881	(1,676,763)	(1,888,166)	528,868
Impairment of goodwill and intangibles	(13,330,029)	-	-	-
Gain on sale of mining assets	2,206,531	-	-	-
Unrealized (loss) gain on investments	(13,073,179)	11,875,641	6,168,239	(5,808,523)
Change in fair value of derivative liability	10,131,608	590,837	914,392	(885,612)
Change in fair value of contingent consideration	1,368,472	-	-	-

Gain on sale of subsidiary	-	-	-	3,171,275
Finance expense	(736,835)	(2,508,486)	(305,147)	(319,644)
Tax expense	(2,416,000)	-	-	-
Net income from continuing operations	$(26,688,454)	$51,152,393	$38,840,802	$16,317,388

EBITDA (1)	$11,968,104	$80,576,106	$69,759,555	$20,744,028
Adjusted EBITDA (1)	$11,789,084	$77,605,266	$52,306,163	$29,273,518

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

Non-Cash Charges Restatement of Financial Statements and MD&A

The consolidated financial statements and MD&A for the years ended March 31, 2022 and 2021 provide for the following restatements to the consolidated statements of financial position and the consolidated statements of income and comprehensive income.

The Company identified an incorrect share price used in the Black Scholes calculation of the fair value and therefore the allocation of value of convertible debentures issued in the fiscal 2021 period. The error was identified during the preparation of the 2022-year end consolidated financial statements, is a non-cash charge and impacted the consolidated statement of financial position as at March 31, 2021 and the consolidated statement of income and comprehensive income with an increase in fair value of the derivative liability by $6,319,247 and corresponding non-cash charge to the consolidated statement of income and comprehensive income.

In the current year, the Company made a voluntary change in the accounting treatment of its digital currencies from a broker - dealer model under IAS 2, Inventories to IAS 38, Intangible Assets. The Company believes that the change in recording its digital currencies will provide shareholders with a better reflection of the Company's business activities and enhance the comparability of the Company's financial information to its Canadian industry peers. The restatement impacted the consolidated statement of financial position as at March 31, 2022 and the consolidated statement of income and comprehensive income with a decrease in the recorded value of digital currencies by $9,957,582 and corresponding charge to the consolidated statement of income and comprehensive income. There was no significant impact to the consolidated financial statements as a result of this change for the year ended March 31, 2021.

It is important to reiterate that both of the foregoing restatements are non-cash charges and do not impact the Company's ongoing operations, revenue from digital currency mining, equipment or other assets. Cash provided by operating activities and the Company's positive operating results are not restated.

The Company has made changes to its internal controls, implemented additional checks and balances and will hire additional staff in the financial accounting department.

Details of the changes are fully described in Note 30 to the consolidated financial statements for the years ended March 31, 2022, and 2021.

Webcast Details

Management will host a webcast on Wednesday, July 20, 2022 at 4:00 pm Eastern Time to discuss the Company's financial results. Presenting on the webcast will be Frank Holmes, Executive Chairman, Aydin Kilic, President and COO and Darcy Daubaras, Chief Financial Officer. Click here to register for the webcast.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchanges, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source green energy to mine on the cloud and generate rewards of both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about enhancement of the Company's operations and sustainable future profitability; potential further improvements to the profitability and efficiency across mining operations by optimizing cryptocurrency mining output, continuing to lower direct mining operations cost structure, and maximizing existing electrical and infrastructure capacity including with new mining equipment in existing facilities; continued adoption of Ethereum and Bitcoin globally; the potential for the Company's long term growth including the Company's ability to continue to successfully mine digital currency; the business goals and objectives of the Company; statements regarding the impact of the restatement of the Company's financial statements; and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the efficiencies obtained through enhancements may not lead to operational advantages or profitability; further improvements to the profitability and efficiency may not be realized as currently anticipated, or at all; the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; the risk that additional information may arise subsequent to the filing of the restatement of the Company's financial statements; the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Annual Information Form of the Company for the twelve-month period ended March 31, 2022 dated and other documents disclosed under the Company's filings at www.sedar.com www.sedar.com and www.sec.gov/EDGAR.

This news release also contains "financial outlook" in the form of gross mining margins, which is intended to provide additional information only and may not be an appropriate or accurate prediction of future performance, and should not be used as such. The gross mining margins disclosed in this news release are based on the assumptions disclosed in this news release and the Company's Management Discussion and Analysis for the fiscal year ended March 31, 2022, which assumptions are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.